UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on February 19, 2021, reporting the Company’s results for the three months and year ended December 31, 2020.

This Report on Form 6-K, excluding the commentary of Lars H. Barstad and Inger M. Klemp, is hereby incorporated by reference into the Company's Registration Statement on Form F-3, filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: February 24, 2021	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

FOURTH QUARTER 2020

19 February 2021

FRONTLINE LTD. REPORTS RESULTS FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2020

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three months and year ended December 31, 2020:

Highlights

•
Net income of $412.9 million or $2.09 per diluted share and adjusted net income of $421.6 million or $2.13 per diluted share for the year ended December 31, 2020, being the strongest yearly result since 2008

•	Net loss of $9.2 million, or $0.05 per diluted share for the fourth quarter of 2020
•	Adjusted net loss of $20.2 million, or $0.10 per diluted share for the fourth quarter of 2020
•	Reported total operating revenues of $174.9 million for the fourth quarter of 2020
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2 tankers in the fourth quarter of 2020 were $17,200, $9,800 and $12,500 per day, respectively
•
For the first quarter of 2021, we estimate spot TCE on a load-to discharge basis of $22,600 contracted for 78% of vessel days for VLCCs, $17,800 contracted for 68% of vessel days for Suezmax tankers and $12,200 contracted for 65% of vessel days for LR2 tankers. We expect the spot TCEs for the full first quarter of 2021 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the first quarter as well as current prevailing freight rates

•
Entered into three senior secured term loan facilities in November 2020 in an amount of up to $250.7 million, $100.8 million and $133.7 million, respectively, to refinance two existing term loan facilities maturing in the second quarter of 2021 and to partially finance the LR2 tankers under construction

•	In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. by 12 months to May 2022

Lars H. Barstad, Interim Chief Executive Officer of Frontline Management AS commented:

“In 2020 Frontline recorded its strongest result since 2008, but the fourth quarter of the year reflect the challenging conditions tanker markets experience, as record volume of oil inventories are drawn. Global oil demand is growing firmly, and all leading commodity markets are pointing towards a strong recovery for the world economy in 2021. Demand for tankers is currently muted as the total volume of oil transported is capped. There are indications we may be near the end of the inventory draw cycle as OECD stock levels are approaching 5-year averages. The strong development in oil prices implies real demand returning, most notably in Asia where we are close to pre COVID-19 levels. When global oil markets switch from drawing on inventories, to call on equal volumes from the marketplace, growing demand for freight should be expected. At this point in the curve, we believe Frontline is well positioned to capture a recovery for tankers with our low cash breakeven levels and a spot exposed fleet of modern fuel-efficient vessels.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“In the fourth quarter of 2020 we refinanced two term loan facilities with total balloon payments of $324.4 million due in April 2021 and in June 2021, leaving Frontline with no material maturities until 2023. The Company has extended the terms of its senior unsecured revolving credit facility of up to $275.0 million to May 2022 and the Company’s newbuilding program is also fully funded with a new term loan facility in an amount of up to $133.7 million. Frontline’s estimated daily cash breakeven levels for 2021 of $21,600, $17,800 and $15,600 for VLCCs, Suezmax tankers and LR2 tankers, respectively, provide significant operating leverage and help to protect our cash flows during periods of market weakness.”

Average daily time charter equivalents ("TCEs")1

($ per day)	Spot TCE							Spot TCE estimates	% covered	Estimated average daily BE rates
	2020	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	2019	Q1 2021		2021
VLCC	54,500	17,200	49,200	75,800	74,800	58,000	35,900	22,600	78%	21,600
SMAX	35,600	9,800	25,100	51,100	57,800	38,200	25,800	17,800	68%	17,800
LR2	23,400	12,500	12,800	36,900	31,200	29,800	22,000	12,200	65%	15,600

The estimated average daily cash breakeven rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.
Spot estimates are provided on a load-to-discharge basis, whereby the company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the first quarter of 2021 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore we are unable to recognize revenues. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire and not just the number of days the vessel is laden.

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest GAAP measure.

Fourth Quarter 2020 Results

The Company reports net loss attributable to the Company of $9.2 million for the quarter ended December 31, 2020 compared with net income of $57.1 million in the previous quarter. The adjusted net loss attributable to the Company2 was $20.2 million for the fourth quarter of 2020. The adjustments consist of a $6.9 million gain on the sale of SeaTeam, a $2.5 million gain on derivatives, a $1.9 million unrealized gain on marketable securities, a $1.3 million amortization of acquired time charters and a $1.6 million share of losses of associated companies. The decrease was driven primarily by a decrease in our time charter equivalent earnings from $170.2 million in the previous quarter to $94.8 million in the current quarter due to lower TCE rates achieved across our fleet, offset by a $6.9 million gain on the sale of our 71.38% ownership interest in SeaTeam Management Pte Ltd, our in-house ship management company (“SeaTeam”) to OSM Maritime Group (“OSM”).

2 This press release describes adjusted net income (loss) and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest GAAP measure.

The Fleet

As of December 31, 2020, the Company’s fleet consisted of 68 vessels, with an aggregate capacity of approximately 12.5 million DWT:

(i)	60 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	two VLCCs that are under finance leases;
(iii)	two vessels chartered in from an unrelated third party; and
(iv)	four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)

As of December 31, 2020, the Company had entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three year time charters commencing in August 2019, at a daily base rate of $28,400 with a 50% profit share above the base rate. As of December 31, 2020, the charters have remaining contractual periods of approximately one year and eight months.

Newbuilding Program

As of December 31, 2020, the Company’s newbuilding program consisted of four LR2 tankers; two are expected to be delivered in March 2021 and April 2021, respectively, and two are expected to be delivered in September 2021.

As of December 31, 2020, total instalments of $46.7 million had been paid in connection with the Company’s newbuilding program, and remaining commitments amounted to $142.4 million, all of which is expected to be paid in 2021.

In November 2020, the Company entered into a senior secured term loan facility in an amount of up to $133.7 million with CEXIM and Sinosure to partially finance the remaining cost of $142.4 million for the four LR2 tankers under construction.

Corporate Update

In October 2020, the Company completed the sale of its 71.38% ownership interest in SeaTeam to OSM. Golden Ocean Group Limited, a related party, and the other owners of SeaTeam also sold their interests in SeaTeam to OSM. In connection with this transaction, the total consideration allocated to the Company amounted to $10.7 million, $5.4 million of which was received on October 20, 2020 upon the completion of the sale. The outstanding amount will be paid in two equal payments of $2.7 million on April 1, 2021 and on December 1, 2021. A gain from the sale of $6.9 million has been recorded in the fourth quarter of 2020.

Pursuant to the Company’s stated dividend policy, the Board has decided not to pay a dividend for the fourth quarter of 2020. The Board of Directors remains committed to returning value to its shareholders through dividends, and the amount and timing of any future dividend payments will be based on both the Company’s results and its market expectations.

The Company had 197,692,321 ordinary shares outstanding as of December 31, 2020. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the fourth quarter of 2020 was 197,692,321.

Financing Update

In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance an existing loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. The facility was fully drawn down in July 2020.

In November 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $250.7 million, to refinance an existing loan facility maturing in April 2021. The new facility matures in May 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. The facility was fully drawn down in November 2020.

In November 2020, the Company entered into a senior secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million, to refinance an existing loan facility maturing in June 2021. The new facility matures in November 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years counting as from delivery date from the yard. The facility was fully drawn down in November 2020.

In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance the remaining cost of $142.4 million for four LR2 tankers under construction. The facility will have a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and will have an amortization profile of 17 years counting as from delivery from the yard.

In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. by 12 months to May 2022. $60 million of the extended facility has been recorded as long-term debt as at December 31, 2020. $215.0 million remains available and undrawn under this facility.

COVID-19 Update

The focus during the fourth quarter of 2020 was on ensuring the efficient implementation of our enhanced safe crew transfer procedure. The safe crew transfer procedure was developed by our technical department to address gaps seen in Covid-19 barriers through the second and third quarter after the partial opening up of international boarders to seafarers from mid-June 2020. The procedure includes 14 days quarantine or self-isolation in controlled conditions with rigorous testing to ensure that we protect the safety of the crew and the societies we serve.

The procedure identified 45 infections to crew members from August 2020, all occurring prior to joining our vessels. All crew members have recovered from Covid-19 in their home countries. This shows that the procedure, whilst it comes with added cost, has the ability to prevent significant outbreaks of Covid-19 onboard. The safe crew transfer procedure, paired with our outbreak management plan, ensures that the risk posed by the virus is as low as it can be.

Our technical department continues to engage the ship managers through our Task Force to resolve issues related to global travel restrictions and local concerns. The focus for the first quarter of 2021 will be on maintaining the rigorous approach to mitigating Covid-19 outbreaks whilst seeking to optimize crew changes and control costs.

We estimated additional Covid-19 related costs of $1.5 million for quarantine facilities and PCR tests during crew changes for the fourth quarter of 2020. Actual cost for the quarter ended at $1.3 million with an additional $0.75 million for flights, transportation and overlapping wages for the 882 seafarers repatriated. Total Covid-19 related costs were $2.1 million for the fourth quarter. However, a $1.0 million overall reduction in crew costs reveals savings have been made in other areas, and in particular within training. An important positive outcome of the pandemic is the digitalization of training where competence building is moving into the virtual space again lowering the cost base.

Frontline has also joined the Neptune Declaration alongside more than 600 companies and organizations in recognition of the role we play in supporting the ship managers in handling the crew change crisis. We understand that the uncertainty facing seafarers has an impact on their mental health and well being, Frontline will therefore work with our partners to support seafarer well being in 2021.

ESG Update

As part of the wider push towards both the IMO’s 2030 and 2050 greenhouse gas targets, the Marine Environment Protection Committee (MEPC) of the IMO has agreed draft regulations relating to the Energy Efficiency Existing Ship Index (EEXI), to be confirmed at MEPC 76 (June 2021). Once the regulation is approved in the upcoming MEPC 76, the regulations will enter into force from 1st January 2023.

Any vessels that will not meet this new EEXI requirement will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This creates a vast array of implications for the tanker industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations are not feasible. One of the most efficient ways of reducing emissions is reducing power, this would in turn limit vessel speed and with that supply.

Frontline owns one of the most modern and fuel-efficient fleets in the industry. Maintaining and improving our position in respect of the above creates an extremely compelling outlook for our company in the next 2-5 years.

Tanker Market Update

After an overall very strong year for tankers, the fourth quarter of 2020 ended on a soft note. For the first time in ten years the last quarter of the year showed the untypical pattern of weaker tanker markets relative to the previous quarter. The first half of the year was positively impacted by the surprise Saudi output hike, and then COVID-19 related demand shortfall triggering high demand for floating storage. In the second half of the year the tanker markets gradually weakened as we entered a period of oil inventory draws where demand for oil rose sharply, but freight demand growth was muted due to oil supply being constrained.

Oil demand recovered to an average of 95.4 million barrels per day ("mbpd") during the fourth quarter of 2020 according to EIA, close to 10 mbpd higher than the low point seen in the second quarter of 2020. Global oil supply on the other hand only rose to 93.0 mbpd, implying inventory draws of staggering 2.4 mbpd throughout the fourth quarter of 2020. Reflecting the demand recovery, the benchmark Brent oil prices rose throughout the fourth quarter of 2020 from $40 per barrel in October to $50 per barrel as the year ended. Oil curves moved into backwardation prompting oil to leave storage, both in floating and land-based capacity. The demand recovery was dominated by Asia, and in particular China, where demand grew by 1.4 mbpd in the fourth quarter of 2020 alone.

Despite all these positive factors for the oil market, tanker utilization and rates have been under pressure, firstly due to OPEC+ keeping oil supply in check, secondly as available tonnage increased since vessels were released from floating storage. Industry sources suggest ton mile demand to be ~16% lower year-on-year in December 2020 compared to the same period in 2019.

All the key commodity markets saw incredibly strong performance in the fourth quarter of 2020, reflecting the expectations of a firm recovery for the global economy during 2021. As tankers lagged the COVID-19 related correction in the first half of 2020, we now seem to be lagging the recovery.

The outlook for our industry continues to be firm. The total tanker orderbook is at levels not seen since 2001 in nominal terms, and the average age of the fleet is close to 20-year highs. At the same time the industry is preparing for wide reaching regulatory tightening in respect of GHG Emissions. The tanker orderbook grew modestly towards the end of 2020, but with approximately 6% of the overall tanker fleet above 20 years of age as we enter 2021, we expect recycling to pick up during the year.

The tanker market is challenging in writing, and for how long the markets need to grind at these levels is uncertain. We expect OPEC+ to eventually release more volume to the marketplace once the confidence in a stable recovery is assured. The price of oil is signaling that we are on the right path. Freight markets have found balance surprisingly quick before, and we believe they can do so again.

Conference Call and Webcast

On February 19, 2021 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 210 33922
Norway Toll Free	800 10393
UK	+44 (0) 203 009 5709
UK Toll Free	0 800 694 1461
USA	+1 646 787 1226
USA Toll Free	866 280 1157
Conference ID	7267424

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	7267424

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 18, 2021

John Fredriksen - Chairman, President and Director
Ola Lorentzon - Director
Tor Svelland - Director
James O'Shaughnessy - Director

Questions should be directed to:

Lars H. Barstad: Interim Chief Executive Officer, Frontline Management AS
+47 23 11 40 37

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2020

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2019 Oct-Dec	2020 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2020 Jan-Dec	2019 Jan-Dec
337,999	174,873	Total operating revenues	1,221,187	957,322

(1,388)	6,996	Other operating gain (loss)	29,902	3,422

113,826	74,240	Voyage expenses and commission	353,098	395,482
1,203	2,472	Contingent rental income (expense)	14,568	(2,607)
42,349	50,456	Ship operating expenses	183,063	157,007
2,164	2,547	Charter hire expenses	9,557	8,471
13,123	13,178	Administrative expenses	44,238	45,019
32,302	36,114	Depreciation	138,770	117,850
204,967	179,007	Total operating expenses	743,294	721,222
131,644	2,862	Net operating income	507,795	239,522
490	50	Interest income	705	1,506
(24,694)	(15,197)	Interest expense	(72,160)	(94,461)
758	1,914	Unrealized gain (loss) on marketable securities	(2,491)	1,737
(1,129)	(1,617)	Share of results of associated company	(4,424)	1,681
(476)	336	Foreign currency exchange gain (loss)	2,035	(26)
2,228	2,541	Gain (loss) on derivatives	(18,577)	(10,069)
289	(19)	Other non-operating items	109	403
109,110	(9,130)	Net income (loss) before income taxes and non-controlling interest	412,992	140,293
(272)	(47)	Income tax benefit (expense)	14	(307)
108,838	(9,177)	Net income (loss)	413,006	139,986
(17)	(10)	Net (income) loss attributable to non-controlling interest	(131)	(14)
108,821	(9,187)	Net income (loss) attributable to the Company	412,875	139,972
0.60	(0.05)	Basic earnings (loss) per share attributable to the Company ($)	2.11	0.81
0.55	(0.05)	Diluted earnings (loss) per share attributable to the Company ($)	2.09	0.78

2019 Oct-Dec	2020 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2020 Jan-Dec	2019 Jan-Dec

108,838	(9,177)	Net income (loss)	413,006	139,986
42	(85)	Foreign exchange gain (loss)	(130)	106
42	(85)	Other comprehensive income (loss)	(130)	106
108,880	(9,262)	Comprehensive income (loss)	412,876	140,092

17	10	Comprehensive income attributable to non-controlling interest	131	14
108,863	(9,272)	Comprehensive income (loss) attributable to the Company	412,745	140,078
108,880	(9,262)	Comprehensive income (loss)	412,876	140,092

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Dec 31 2020	Dec 31 2019
ASSETS
Current assets
Cash and cash equivalents	174,721	174,223
Restricted cash	14,928	3,153
Marketable securities	2,639	3,642
Marketable securities pledged to creditors	5,835	7,323
Other current assets	180,196	260,147
Total current assets	378,319	448,488

Non-current assets
Newbuildings	48,498	46,068
Vessels and equipment, net	3,307,144	2,579,905
Vessels under finance lease, net	53,518	418,390
Right of use assets under operating leases	8,426	12,058
Investment in finance lease	—	10,822
Goodwill	112,452	112,452
Investment in associated company	1,279	4,927
Loan notes receivable	1,388	—
Prepaid consideration	—	55,287
Other long-term assets	7,197	9,421
Total non-current assets	3,539,902	3,249,330
Total assets	3,918,221	3,697,818

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	167,082	438,962
Current portion of obligations under finance lease	7,810	283,463
Current portion of obligations under operating lease	4,548	4,916
Other current liabilities	101,921	120,782
Total current liabilities	281,361	848,123

Non-current liabilities
Long-term debt	1,968,924	1,254,417
Obligations under finance lease	48,467	76,447
Obligations under operating lease	4,177	7,561
Other long-term liabilities	3,739	1,062
Total non-current liabilities	2,025,307	1,339,487

Commitments and contingencies
Equity
Frontline Ltd. equity	1,612,025	1,509,976
Non-controlling interest	(472)	232
Total equity	1,611,553	1,510,208
Total liabilities and equity	3,918,221	3,697,818

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2019 Oct-Dec	2020 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2020 Jan-Dec	2019 Jan-Dec
		OPERATING ACTIVITIES
108,838	(9,177)	Net income (loss)	413,006	139,986
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
34,554	37,511	Depreciation and amortization of deferred charges	144,394	122,496
—	—	Other operating loss (gain)	(19,763)	—
—	(1,271)	Amortization of acquired time charters	(4,022)	—
1,204	2,472	Contingent rental (income) expense	14,569	(2,607)
2,608	—	Finance lease payments received	438	15,149
—	(6,928)	Gain on sale of SeaTeam	(6,928)	—
(758)	(1,914)	Unrealized (gain) loss on marketable securities	2,491	(1,737)
1,129	1,617	Share of results of associated company	4,424	(1,681)
(2,091)	(4,184)	(Gain) loss on derivatives	15,145	11,757
263	378	Other, net	(4,606)	756
(36,851)	7,958	Change in operating assets and liabilities	44,910	(3,932)
108,896	26,462	Net cash provided by operating activities	604,058	280,187

		INVESTING ACTIVITIES
(29,756)	(8,678)	Additions to newbuildings, vessels and equipment	(190,568)	(195,972)
—	—	Proceeds from sale of vessels and equipment	24,738	—
—	—	Investment in associated company	(750)	—
—	(14,140)	Net cash outflow on sale of subsidiary	(14,140)	—
—	—	Cash outflow on issuance of loan to associated company	(1,500)	—
—	—	Cash inflow on repayment of loan to associated company	—	3,000
2,401	—	Trafigura asset acquisition	(533,748)	2,401
(27,355)	(22,818)	Net cash used in investing activities	(715,968)	(190,571)

		FINANCING ACTIVITIES
—	353,074	Proceeds from debt	1,376,997	146,007
(30,620)	(371,112)	Repayment of debt	(921,751)	(185,262)
(9,765)	(1,866)	Repayment of finance leases	(11,214)	(15,228)
47,400	—	Net proceeds from issuance of shares	5,825	98,415
—	—	Purchase of shares from non-controlling interest	—	(269)
—	—	Lease termination payments	3,186	—
(365)	(4,720)	Debt fees paid	(16,471)	(4,119)
(19,688)	—	Dividends paid	(312,389)	(19,688)
(13,038)	(24,624)	Net cash provided by (used in) financing activities	124,183	19,856

68,503	(20,980)	Net change in cash and cash equivalents and restricted cash	12,273	109,472
108,873	210,629	Cash and cash equivalents and restricted cash at start of period	177,376	67,904
177,376	189,649	Cash and cash equivalents and restricted cash at end of period	189,649	177,376

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2020 Jan- Dec	2019 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	196,894,321	169,821,192
Shares issued	798,000	27,073,129
Balance at end of period	197,692,321	196,894,321

SHARE CAPITAL
Balance at beginning of period	196,894	169,821
Shares issued	798	27,073
Balance at end of period	197,692	196,894

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	397,210	198,497
Stock compensation expense	(216)	438
Adjustment on repurchase of non-controlling interest	—	(70)
Shares issued	5,027	198,345
Balance at end of period	402,021	397,210

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,070,688	1,090,376
Cash dividends	(66,594)	(19,688)
Balance at end of period	1,004,094	1,070,688

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	330	224
Other comprehensive income (loss)	(130)	106
Balance at end of period	200	330

RETAINED EARNINGS (DEFECIT)
Balance at beginning of period	(155,146)	(295,118)
Net income attributable to the Company	412,875	139,972
Cash dividends	(249,711)	—
Balance at end of period	8,018	(155,146)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,612,025	1,509,976

NON-CONTROLLING INTEREST
Balance at beginning of period	232	417
Net income attributable to non-controlling interest	131	14
Adjustment on repurchase of non-controlling interest	—	(199)
Adjustment on sale of subsidiary	(835)	—
Balance at end of period	(472)	232
TOTAL EQUITY	1,611,553	1,510,208

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 20, 2020.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019, with the exception of certain changes noted below.

ASU 2016-13 (ASC 326 (Financial Instruments - Credit losses)
The Company has adopted this update effective January 1, 2020 using the modified retrospective transition approach. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. In April 2019, the FASB issued ASU No. 2019-04, Codification improvements to Financial instruments-Credit Losses, (Topic 326), which includes amendments related to the estimate of equity method losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. Based on the Company's evaluation, these standard updates have not materially impacted its condensed consolidated financial statements on adoption or as of December 31, 2020.

ASU 2017-04 (ASC 350 Intangibles - Goodwill)
The Company has adopted this update effective January 1, 2020, which simplifies the test for goodwill impairment. The accounting update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The Company has applied the one step approach in our quantitative impairment assessments in 2020 and henceforth, which may result in the recognition of impairment losses sooner as compared to the two-step impairment test. There has been no impact of this accounting standard on the Company’s condensed consolidated financial statements on adoption or as of December 31, 2020.

ASU 2018-13 (ASC 820 Fair Value Measurement)
The Company has adopted this update effective January 1, 2020, which removes, modifies and adds specific disclosure requirements in relation to fair value measurement with the aim of improving the effectiveness of disclosures to the financial statements. The standard update did not materially impact the condensed consolidated financial statements on adoption or as of December 31, 2020.

ASU 2018-18 (ASC 808 Collaborative Arrangements)
The Company has adopted this update effective January 1, 2020, which provides clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The standard update did not materially impact the condensed consolidated financial statements on adoption or as of December 31, 2020.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2020 Jan-Dec	2019 Jan-Dec
Net income attributable to the Company	412,875	139,972

(in thousands)
Weighted average number of ordinary shares	195,637	173,576
Dilutive effect of contingently returnable shares	2,042	5,598
Dilutive effect of share options	129	141
Denominator for diluted earnings per share	197,808	179,315

The shares issued as part of the acquisition of ten Suezmax tankers (see note 4 for further details) were treated as contingently returnable shares for the purpose of calculating earnings per share as they were held in escrow until such date after November 30, 2019 that Trafigura wished to dispose of such shares, in which case they could be removed from escrow and sold, with the proceeds being placed in a cash escrow account until closing of the Acquisition. Shares not disposed of prior to closing of the Acquisition remained in the escrow account until the closing of the Acquisition which took place on March 16, 2020. In the year ended December 31, 2020, 2,041,795 shares were treated as contingently returnable and have been excluded from the denominator in the calculation of basic earnings per share and included in the denominator in the calculation of diluted earnings per share until the closing date. Following the closing of the Acquisition on March 16, 2020, all shares have been released from the escrow account and are included in the weighted average number of ordinary shares from the date of release from that account as they are no longer contingently returnable.

4. TRAFIGURA TRANSACTION

In August 2019, the Company entered into the SPA with Trafigura Maritime Logistics ("TML") to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which held the vessels (the "Acquisition") on closing of the acquisition. The Acquisition has been accounted for as an asset acquisition rather than business combination as substantially all of the fair value of the gross assets acquired on closing of the Acquisition is concentrated in the value of the vessels, being a group of similar identifiable assets.

The Acquisition consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price per the SPA of $8.00 per share issuable upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. Frontline agreed to time charter-in all the 10 vessels from Trafigura until the closing of the Acquisition at a daily rate of approximately $23,000. In addition, Frontline has agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus a 50% profit share.

Upon commencement of the charters for the five vessels that the Company did not charter back to Trafigura, the Company concluded that the charter-in constituted a finance lease, due to the obligation to purchase the underlying asset, and recognized a right-of-use asset and finance lease obligation until closing of the Acquisition. The lease obligation for these vessels on signing of the agreement includes the scheduled charter payments and the cash amount to be paid on closing of $269.2 million, discounted using the rate implicit in the lease. On issuance of the shares on August 23, 2019, the Company initially recorded a prepaid expense of $63.5 million, based on the grant date fair value of the shares of $7.92 per share, which was subsequently adjusted to the right-of-use asset on commencement of the leases. The Company recognized a right-of-use asset of $336.0 million and a finance lease obligation of $272.0 million in respect of these vessels as of December 31, 2019. Depreciation of $6.3 million and finance lease interest expense of $6.1 million has been recognized up until March 16, 2020 in relation to these vessels. The weighted average discount rate for these finance leases is 4.36%. On closing of the Acquisition, the lease and purchase obligations were settled, and the right-of-use assets were transferred to vessels and equipment.

For the five vessels chartered back to Trafigura, the Company determined that the charter-in of the vessels did not commence until closing of the Acquisition, as control of the right-of-use asset did not transfer to Frontline until then as a result of the lease back to Trafigura. The Company allocated 8,017,928 of the shares issued to the purchase consideration for these vessels, which was recognized as prepaid acquisition cost. The grant date fair value of these shares was $63.5 million, based on a share price of $7.92. In addition, the Company committed to pay a cash amount of $269.0 million on closing of the Acquisition. The net difference between the cash amounts paid and received on the charter-in and charter-out of these vessels has been treated as a reduction of the transaction price for all of the vessels. Accordingly, $17.0 million of profit on the charter-in and charter-out, including profit share due under the charter-out with Trafigura, has not been recognized in net income and has been treated as a reduction of the acquisition cost of all of the vessels. Of this amount, $13.9 million ($5.7 million in 2020) has been offset against prepaid consideration and $3.1 million ($1.4 million in 2020) has been recorded under the finance lease obligations. On closing of the Acquisition, the purchase obligations were settled and the vessels were recognized on the balance sheet. In addition, the Company assessed that part of the consideration should be allocated to the time charters attached to the vessels as a result of the movement in the market value of these charters since signing of the SPA and up until the date of closing.

On closing of the Acquisition, the total fair value of the consideration comprised primarily of (i) the 16,035,856 shares issued  on signing of the SPA and measured at the grant date fair value of $127.0 million, (ii) the cash amount payable upon closing of $538.2 million and (iii) a reduction in purchase consideration of $13.9 million related to the net difference between the cash amounts paid and received on the charter-in and charter out of the vessels to Trafigura, along with associated profit share. The Company has allocated the fair value of the consideration proportionately to the vessels and the time charters that have been treated as acquired on the date of closing. As such, $11.9 million of the combined fair value of the consideration was recognized within other current and long-term liabilities in relation to the time charters on closing of the acquisition, and the vessels have been recorded at a combined fair value of $663.7 million. In the year ended December 31, 2020, the Company has recorded amortization of $4.0 million of the fair value of the acquired time charters in the consolidated statement of operations.

5. OTHER OPERATING GAINS AND LOSSES

In February 2020, the Company agreed with SFL Corporation Ltd. ("SFL") to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020.

In April 2020, the Company sold one VLCC that was previously recorded as an investment in finance lease for gross proceeds of $25.5 million. The vessel was delivered to its buyers in June and the Company recorded a gain on sale of $12.4 million in the second quarter of 2020.

In October 2020, the Company completed the sale of its 71.38% ownership interest in SeaTeam to OSM. Golden Ocean Group Limited ("GOGL"), a related party, and the other owners of SeaTeam also sold their interests in SeaTeam to OSM. In connection with this transaction, the total consideration allocated to the Company amounted to $10.7 million, $5.4 million of which was received on October 20, 2020 upon the completion of the sale. The outstanding amount will be paid in two equal payments of $2.7 million on April 1, 2021 and on December 1, 2021. A gain from the sale of $6.9 million has been recorded in the fourth quarter of 2020.

In the year ended December 31, 2020, the Company recorded a loss on pool arrangements of $0.6 million and a $3.4 million gain on settlement of a claim.

6. NEWBUILDINGS

In May 2020, the Company took delivery of the Suezmax, Front Cruiser, from HSHI.

In June 2020, the Company took delivery of the VLCC, Front Dynamic, from HSHI.

As of December 31, 2020, the Company’s newbuilding program consisted of four LR2 tankers; two are expected to be delivered in March 2021 and April 2021, respectively, and two are expected to be delivered in September 2021.

As of December 31, 2020, total instalments of $46.7 million had been paid in connection with the Company’s current newbuilding program, and remaining commitments amounted to $142.4 million all of which we expect to be paid in 2021.

7. DEBT

In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for Frontline throughout the term with a purchase obligation at the end of the term.

The Company is precluded from accounting for the sale of the vessel due to the purchase obligation at the end of the term, which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment, net".

In April 2020, the Company repaid $60.0 million of its $275.0 million senior unsecured facility agreement with an affiliate of Hemen Holding Ltd. Up to $215.0 million remains available under the facility following this repayment.

In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea in an amount of up to $50.0 million to refinance an existing loan facility maturing in March 2021. The new facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years. The facility was fully drawn down in July 2020.

In May 2020, the Company drew down $42.9 million under its senior secured term loan facility with Credit Suisse entered into in November 2019 to partially finance the delivery of the Suezmax tanker Front Cruiser from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In June 2020, the Company drew down $62.5 million under its senior secured term loan facility with Crédit Agricole entered into in May 2020 to partially finance the delivery of the VLCC Front Dynamic from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance an existing loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. The facility was fully drawn down in July 2020.

In November 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $250.7 million, to refinance an existing loan facility maturing in April 2021. The new facility matures in May 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. The facility was fully drawn down in November 2020.

In November 2020, the Company entered into a senior secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million, to refinance an existing loan facility maturing in June 2021. The new facility matures in November 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years counting as from delivery date from yard. The facility was fully drawn down in November 2020.

In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance the remaining cost of $142.4 million for four LR2 tankers under construction. The facility will have a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and will have an amortization profile of 17 years counting from delivery date from the yard.

8. MARKETABLE SECURITIES

In September 2020, the Company sold 1.3 million shares in GOGL for proceeds of $4.4 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in December 2020 for $4.4 million. As partial settlement of the contract in December 2020, the Company entered into a new forward contract to repurchase the shares in December 2020 for $6.2 million and as such received a net cash settlement of $1.8 million after adjustment for foreign exchange differences. This has been treated as a drawdown of debt.

9. INVESTMENT IN ASSOCIATED COMPANIES

In October 2019, the Company announced that FMSI and Clean Marine AS had entered into a term sheet pursuant to which the entities would effect a business combination to create a leading provider of exhaust gas cleaning systems ("EGCS"). In order to facilitate the merger a new holding company, FMS Holdco, was established into which the former shareholders of FMSI contributed their shareholdings in FMSI in exchange for shares in FMS Holdco. As a result of this transaction, the Company owned 28.9% of the issued share capital of FMS Holdco. FMSI was subsequently sold to Clean Marine AS by FMS Holdco in exchange for 50% of the issued share capital of Clean Marine AS. The merger completed on January 23, 2020. Furthermore, the Company acquired an additional stake in FMS Holdco from another shareholder for $0.8 million. Following these transactions, Frontline holds an effective 17.34% interest in Clean Marine AS through its 34.7% equity interest in FMS Holdco, which is accounted for under the equity method.

A share of losses of FMS Holdco of $5.0 million was recognized in the year ended December 31, 2020.

In January 2020, the joint venture agreement with GOGL and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company, TFG Marine, and made a $1.5 million shareholder loan to TFG Marine. In the year ended December 31, 2020, $0.1 million of the shareholder loan was converted to equity. There was no change in ownership interest as a result of this transaction as each shareholder converted a portion of shareholder debt to equity in reference to their respective ownership interest. Frontline concluded that it is able to exercise significant influence over TFG Marine as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

A share of results of TFG Marine of $0.6 million was recognized in the year ended December 31, 2020.

10. SHARE CAPITAL

The Company had an issued share capital at December 31, 2020 of $197,692,321 divided into 197,692,321 ordinary shares (December 31, 2019: $196,894,321 divided into 196,894,321 ordinary shares) of $1.00 par value each.

In January 2020, the Company issued 798,000 ordinary shares under its share option scheme, the Frontline Scheme, to Robert Hvide Macleod at a strike price of $7.30 per share.

11. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen (an affiliated company and the Company's largest shareholder) and companies associated with Hemen have a significant interest: SFL, Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd and Avance Gas. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

As of December 31, 2020, the Company leased two of its vessels from SFL. The Company pays SFL profit share based on the earnings of these vessels. Profit share arising in year ended December 31, 2020 was $18.7 million, which was $14.6 million more than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020. In conjunction with the termination of the lease, the Company settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

In the year ended December 31, 2020, the Company chartered ten of its vessels to an affiliate of Hemen, of which two were time charters with terms between 6 and 8 months. The Company recognized revenue of $49.1 million in relation to these charters in the year ended December 31, 2020.

In the year ended December 31, 2020, the Company paid or accrued amounts totalling $8.4 million due to Clean Marine AS in relation to the installation of EGCS on its owned vessels.

In the year ended December 31, 2020, the Company completed the acquisition of 15% of the share capital of TFG Marine, which is accounted for under the equity method. As a result of this transaction the Company advanced a shareholder loan of $1.5 million to TFG Marine. The Company subsequently converted $0.1 million of the shareholder loan to equity. The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $88.1 million to TFG Marine in the year ended December 31, 2020 and $5.4 million remains due as at December 31, 2020. The Company has also agreed to provide a $50.0 million guarantee to TFG Marine in connection with the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at December 31, 2020, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro-rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2020.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

12. COMMITMENTS AND CONTINGENCIES

As of December 31, 2020, the Company’s newbuilding program consisted of four LR2 tankers; two are expected to be delivered in March 2021 and April 2021, respectively, and two are expected to be delivered in September 2021.

As of December 31, 2020, total instalments of $46.7 million had been paid in connection with the Company’s current newbuilding program, and remaining commitments amounted to $142.4 million all of which we expect to be paid in 2021.

As of December 31, 2020, the Company had entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the Company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT.

As of December 31, 2020, the Company has no further remaining commitments for the installation of EGCS.

As of December 31, 2020, the Company has remaining commitments for the installation of Ballast Water Treatment Systems on one vessel, with a remaining commitment of $0.2 million excluding installation costs, due in 2020.

As of December 31, 2020, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at December 31, 2020 there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2020.

13. SUBSEQUENT EVENTS

In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. by 12 months to May 2022. $60 million of the extended facility has been recorded as long-term debt as at December 31, 2020. $215.0 million remains available and undrawn under this facility.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted net income (loss) attributable to the Company

This press release describes adjusted net income attributable to the Company and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.
(in thousands of $)	YTD 2020	Q4 2020	Q3 2020	Q2 2020	Q1 2020	YTD 2019
Adjusted net income attributable to the Company
Net income (loss) attributable to the Company	412,875	(9,187)	57,068	199,661	165,331	139,972
Add back:
Unrealised loss on marketable securities	5,397	—	—	—	5,397	1,381
Share of losses of associated companies	5,658	1,617	1,380	2,661	—	1,129
Loss on derivatives	21,746	—	—	5,900	15,846	12,297

Less:
Gain on sale of subsidiary	(6,928)	(6,928)	—	—	—	—
Gain on derivatives	(3,169)	(2,541)	(628)	—	—	(2,228)
Unrealised gain on marketable securities	(2,906)	(1,914)	(137)	(855)	—	(3,119)
Share of results of associated company	(1,234)	—	—	—	(1,234)	(2,810)
Amortization of acquired time charters	(3,801)	(1,271)	(1,272)	(1,258)	—	—
Gain on settlement of claim	(1,800)	—	—	—	(1,800)	—
Gain on termination of lease	(4,234)	—	—	—	(4,234)	—
Adjusted net income (loss) attributable to the Company	421,604	(20,224)	56,411	206,109	179,306	146,622
(in thousands)
Weighted average number of ordinary shares	195,637	197,692	197,692	197,692	189,428	173,576
Denominator for diluted earnings per share	197,808	197,692	197,796	197,810	197,764	179,315

(in $)
Basic earnings per share	2.11	(0.05)	0.29	1.01	0.87	0.81
Adjusted basic earnings per share	2.16	(0.10)	0.29	1.04	0.95	0.84
Diluted earnings per share	2.09	(0.05)	0.29	1.01	0.84	0.78
Adjusted diluted earnings per share	2.13	(0.10)	0.29	1.04	0.91	0.82

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2020	Q4 2020	Q3 2020	Q2 2020	Q1 2020	YTD 2019
Total operating revenues	1,221,187	174,873	247,410	387,083	411,821	957,322

less
Finance lease interest income	—	—	—	—	—	(690)
Voyage expenses and commission	(353,098)	(74,240)	(69,595)	(85,963)	(123,300)	(395,482)
Other non-vessel items	(27,431)	(5,826)	(7,608)	(4,860)	(9,137)	(34,003)
Total TCE	840,658	94,807	170,207	296,260	279,384	527,147

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2020	Q4 2020	Q3 2020	Q2 2020	Q1 2020	YTD 2019
Time charter TCE (in thousands of $)
VLCC	40,175	14,413	14,480	11,282	—	—
Suezmax	50,650	12,992	13,722	19,336	4,600	6,577
LR2	13,131	3,637	3,622	4,120	1,752	4,910
Total Timecharter TCE	103,956	31,042	31,824	34,738	6,352	11,487

Spot TCE (in thousands of $)
VLCC	334,314	26,594	71,459	112,466	123,795	228,628
Suezmax	262,517	18,113	48,142	93,679	102,583	154,210
LR2	139,871	19,058	18,782	55,377	46,654	132,822
Total Spot TCE	736,702	63,765	138,383	261,522	273,032	515,660

Total TCE	840,658	94,807	170,207	296,260	279,384	527,147

Spot days (available days less offhire days)
VLCC	6,139	1,550	1,451	1,483	1,655	6,370
Suezmax	7,383	1,855	1,918	1,834	1,776	5,988
LR2	5,981	1,524	1,463	1,499	1,495	6,049

Spot TCE per day (in $ per day)
VLCC	54,500	17,200	49,200	75,800	74,800	35,900
Suezmax	35,600	9,800	25,100	51,100	57,800	25,800
LR2	23,400	12,500	12,800	36,900	31,200	22,000

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.